FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 12, 2012

Relating to Preliminary Prospectus Supplement dated June 11, 2012 and the Prospectus dated May 15, 2012

Registration Statement No. 333-180902

This free writing prospectus is being furnished to advise you of the availability of a revised preliminary prospectus supplement dated June 12, 2012 that relates to registration statement no. 333-180902 and the offer and sale thereunder of 37,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $.01 par value per share (the “Preferred Shares”), liquidation preference amount $1,000 per share, of First Defiance Financial Corp. (the “Company”) by the United States Department of the Treasury (“Treasury”) described in the preliminary prospectus supplement dated June 11, 2012. The revised preliminary prospectus supplement, together with the prospectus dated May  15, 2012, may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/946647/000119312512267618/d339344d424b3.htm

The preliminary prospectus supplement dated June 11, 2012 contains incorrect disclosures regarding the actual and pro forma leverage ratios of the Company and First Federal Bank of the Midwest (“First Federal”). As a result, the following information supersedes the comparable text in the section titled “Summary —The Offering—Auction Process” that appears on pages S-4 and S-5 of such preliminary prospectus supplement.

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We intend to submit one or more bids in the auction and have received regulatory approval to do so. Assuming we successfully bid for the maximum number of Preferred Shares for which we have received regulatory approval to bid, our pro forma capital ratios, as well as those of First Federal (in each case, based on financial information and the method of calculation at and for the three months ended March 31, 2012), would be as follows:

Assuming a clearing price equal to the minimum bid price:

Ratio	Company	First Federal

Tier 1 risk-based capital ratio:	13.13%	12.37%

Total risk-based capital ratio:	14.39%	13.62%

Leverage ratio:	10.58%	9.97%

If the clearing price exceeds the minimum bid price, our pro forma capital ratios and those of First Federal will be lower than those reflected in the preceding paragraph.

For instance, assuming a clearing price equal to the liquidation preference amount of $1,000 per share:

Ratio	Company	First Federal

Tier 1 risk-based capital ratio:	12.93%	12.17%

Total risk-based capital ratio:	14.19%	13.42%

Leverage ratio:	10.44%	9.82%

The assumed clearing prices set forth above are used solely for illustrative purposes; the actual clearing price for the Preferred Shares sold in the auction and the number of Preferred Shares purchased by the Company may differ. We have not made a final decision about the number of Preferred Shares we will bid on or the bid prices.

As of March 31, 2012, and without giving effect to any purchase by us of the Preferred Shares, our capital ratios were:

Ratio	Company	First Federal

Tier 1 risk-based capital ratio:	15.19%	14.42%

Total risk-based capital ratio:	16.44%	15.68%

Leverage ratio:	12.04%	11.44%

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We have filed a registration statement covering the resale of certain securities of the Company, including the Preferred Shares, as well as the revised prospectus supplement dated June 12, 2012 and the prospectus dated May 15, 2012, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before making an investment decision to bid for or purchase any Preferred Shares, you should read the revised prospectus supplement dated June 12, 2012 and the prospectus dated May 15, 2012 and other documents we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or using the hyperlink referenced above. Alternatively, a copy of the revised prospectus supplement dated June 12, 2012 and the prospectus dated May 15, 2012 may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated via email at dg.prospectus_requests@baml.com or (800) 294-1322 or from Sandler O’Neill & Partners, L.P. via email at syndicate@sandleroneill.com or (866) 805-4128.